SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Announces Second Quarter 2009 Earnings of R$ 7.7 bi

Rio de Janeiro, August 14, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, announces its consolidated results of the second quarter 2009 (2Q09), in accordance with generally accepted accounting practices in Brazil (BR GAAP).

The net income was R$ 7.7 billion (R$ 0.88 per share), 33% up on the previous quarter earnings of R$ 5.8 billion (0.66 per share). The earnings per ADR was R$ 1.76 in the 2Q09 versus R$ 1.32 in the 1Q09.

The result was mainly due to production increase, recovery of oil prices and reduction of operating expenses. Operating cash flow, measured by EBITDA, came to R$ 17.5 billion in the quarter.

Earnings by Business Segment (R$ Million) 1

Segments (1)	2Q09	1Q09
Exploration &Production	5.451	2.485
Downstream	5.507	4.576
Other Segments (2)	760	(214)

(1) Include inter-segment transactions which are eliminate for the Company´s earnings calculation
(2) Excluding the Corporate segment

The oil and gas production in the 2Q09 increased by 2% over the 1Q09 and 6% year-on-year in the 1H09. Increased production included volumes from start-ups of new platforms in Brazil.

Pricing policy in Brazil, combined with lower feedstock costs, contributed to record earnings in the downstream segment.

Higher capital expenditures related to the Company´s growth plan (R$ 17.8 billion in the quarter) caused an increase in the leverage ratio (net debt/net capitalization) from 26% to 28%.

For complete information, please refer to Financial Market Report.

Discussion of the second quarter 2009 results will take place on Tuesday, August 18, 2009.

www.petrobras.com.br/ri
Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.